Stevens & Lee
Lawyers & Consultants
620 Freedom Business Center
Suite 200
P. O. Box 62330
King of Prussia, PA 19406
(610) 205-6000 Fax (610) 337-4374
www.stevenslee.com
Direct Dial: (610)205-6025
Email: drp@stevenslee.com
Direct Fax:  (610)371-7945
February 28, 2007
Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Re: First Priority Financial Corp. Accession Number 0000893220-07-000468
We are counsel to First Priority Financial Corp. (the “Company”). On February 26, 2007, we filed an S-4 on behalf of the Company. The filing’s accession number was 0000893220-07-000468. We inadvertently made the filing as a Form Type S-4 instead of Form Type S-4EF. We respectfully request that you withdraw our original filing. We are resubmitting the filing under Form Type S-4EF and request that you assign it the original filing date of February 26, 2007. If you have any questions please contact me at (610) 205-6025.

Best regards, STEVENS & LEE
/s/David R. Payne
David R. Payne

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